Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolutions Passed at the Extraordinary General Meeting on 20 October 2011 (the “EGM”)

References are made to the notice of the EGM and the circular (the “Circular”) of PetroChina Company Limited (the “Company”) in relation to the renewal of continuing connected transactions in respect of 2012 to 2014 and resignation and election of supervisor dated 5 September 2011 and the announcement of the Company in relation to the resignation of supervisor dated 5 September 2011, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the EGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, China, at 9 a.m. on 20 October 2011 by way of physical meeting.

The meeting was convened by the Board of Directors, and was host and chaired by Mr. Jiang Jiemin, Chairman of the Board of Directors. Part of the Company’s Directors and Supervisors, as well as Secretary to the Board of Directors, attended the EGM. Other relevant members of the senior management were also present. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

			Number of votes cast and percentage of total number of votes cast
Resolutions			For	Against	Abstain	Passing Rate
1.	To consider and approve the following resolution:	of which: A shares H shares	7,805,607,685 783,756,113 7,021,851,572	3,620,769,529 2,239,549 3,618,529,980	13,995,335 0 13,995,335	68.229%

	(a) the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed;

(b) the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved; and

(c) the execution of the New Comprehensive Agreement by Mr. Zhou Mingchun for and on behalf of the Company be and is hereby approved, ratified and confirmed and that Mr. Zhou Mingchun be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.

2.	To consider and approve Mr. Wang Lixin as Supervisor of the Company.	of which: A shares H shares	169,028,101,916 158,764,628,918 10,263,472,998	461,823,309 0 461,823,309	5,020,100 0 5,020,100	99.725%

As the above resolutions were passed by a simple majority, these resolutions were duly passed as ordinary resolutions.

As at the date of the EGM:

(1)	The first resolution is in relation to connected transactions. The controlling shareholder of the Company, China National Petroleum Corporation, being a connected person to the Company, together with its associates will abstain from voting in respect of the first resolution. Thus their relevant Shares as 157,978,633,256 A Shares and 291,518,000 H Shares shall not be calculated into the poll results in respect of the first resolution.

(2)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the second resolution at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(3)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM		8

Total number of voting shares of the Company held by such attending Shareholders or proxies		169,494,945,325

of which:	A Shares H Shares	158,764,628,918 10,730,316,407

Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company(%)		92.61%

of which:	A Shares (%) H Shares (%)	86.75 5.86	% %

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4)	The poll results were subject to scrutiny by Ms Wang Min and Mr Fan Yinpeng, Shareholder of A Shares, Mr Yao Wei, Supervisor of the Company, Ms Peng Jin of King and Wood and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer and compared the poll results summary to the poll forms collected and provided by the Company.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, China

20 October 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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